

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 31, 2016

Via Email
Robert Coleridge
President
Nexgen Applied Solutions Inc.
311 Division Street
Carson City, Nevada 89703

> **Re:** **Nexgen Applied Solutions Inc.**
> **Schedule 14C**
> **Filed July 12, 2016**
> **File No. 000-54091**

Dear Mr. Coleridge:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

1. We refer to our conversation with counsel on July 20, 2016 regarding the proxy statement and delinquent Form 10-K. We note that the Form 10-K filed August 25, 2016 does not include the current articles of incorporation or revised exhibit index indicating where the current articles are filed. Please file the current articles and/or revise the exhibit index as appropriate. See Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Robert Coleridge
Nexgen Applied Solutions Inc.
August 31, 2016
Page 2

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Killoy at (202) 551-7576 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Fredick Bauman, Esq.
        Bauman & Associates Law Firm